EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

Banro Intercepts Further Significant Gold Mineralization While Feasibility Drilling
At Namoya Project, The Second Project Being Tabled For Production In Q1 2013

–	Highlights include 28.30 metres grading 2.78 g/t Au, 11.76 metres grading 6.44 g/t Au, and 9.34 metres grading 7.56 g/t Au.
–	The feasibility study, engineering design and site preparation for the Namoya project is expected to be completed by December 2011, followed by hard construction commencing in Q1 2012.

Toronto, Canada – June 27, 2011 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX – “BAA”; TSX – “BAA”) is pleased to announce results from the Company’s infill core drilling program at its wholly-owned Namoya gold project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assays results have been received for 37 infill core holes completed at Namoya since the current phase of drilling started in October 2010. These 37 infill holes, which have been drilled as part of the Company’s feasibility study, have not been included in the mineral resource estimates that were announced by the Company on January 24, 2011 as part of the preliminary assessment of the Namoya heap leach project.

Highlights include:

●	Hole NDD221 intersected 12.10 metres grading 3.72 g/t Au from 76.00 metres
●	Hole NDD223 intersected 9.34 metres grading 7.56 g/t Au from 134.48 metres
●	Hole NDD228 intersected 22.08 metres grading 2.88 g/t Au from 101.13 metres
●	Hole NDD235 intersected 11.76 metres grading 6.44 g/t Au from 36.84 metres
●	Hole NDD237 intersected 9.00 metres grading 2.59 g/t Au from 11.00 metres
●	Hole NDD242 intersected 28.30 metres grading 2.78 g/t Au from 10.00 metres
●	Hole NDD243 intersected 13.00 metres grading 3.54 g/t Au from 62.00 metres
●	Hole NDD245 intersected 12.00 metres grading 4.81 g/t Au from 59.00 metres

The infill drilling program is part of the work program outlined at Namoya, that is aimed at upgrading the mineral resources into the higher confidence Measured and Indicated Resource categories with the goal of determining ore reserves as part of the feasibility study and engineering design which is expected to be completed by December 2011, followed by hard construction commencing in Q1 2012.This will set the Namoya project on track for planned gold production by Q1 2013, which is expected to double the Company’s projected gold production to around 250,000 ounces per annum.

Three core rigs are now in operation at Namoya to complete the drilling program, with all core holes to date being drilled at the existing Mwendamboko, Kakula and Namoya Summit deposits, which occur along a 2.5 kilometer mineralized shear zone at Namoya. Core drilling is currently on going at the Muviringu deposit. The mineralized sections at Namoya are found within a series of quartz veins and stockworks hosted by quartz-sericite-chlorite schists.

Namoya currently has an estimated Measured Mineral Resource of 378,969 ounces of gold (4,270,666 tons grading 2.76 g/t Au), Indicated Mineral Resource of 759,336 ounces of gold (10,305,495 tons grading 2.29 g/t Au) and Inferred Mineral Resource of 543,126 ounces of gold (8,952,162 tons grading 1.89 g/t Au). Reference is made to Banro’s press release dated January 24, 2011 (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Commenting on the drilling results at Namoya, Simon Village, Chairman and C.E.O. of the Company, said: “The results of the infill holes validate the confidence we have in increasing the Measured and Indicated Resources at Namoya, and ultimately the Proven and Probable Reserves that will be included in the mining plan for the Namoya heap leach project, which project is now targeted for gold production in Q1 2013. The decision to fast track this project has been based on the excellent project economics reflected at Namoya, as well as on the ability of the Company to deploy the resources required in moving this project forward earlier than originally expected and in a manner that does not create a funding risk to the Twangiza project, which remains on track to pour gold in some 4 months.”

Results from the core holes are tabulated in a table which can be accessed on the Company’s website at http://www.banro.com/i/pdf/Namoya-Drillholes-intercepts.pdf.

A locality plan of the reported drill holes can also be found on the Company’s website at http://www.banro.com/i/pdf/Namoya_PR_Location_Map.pdf.

Core holes were inclined at between minus 48 and 72 degrees and averaged 114.28 metres in depth with a maximum down-hole depth of 240.80 metres. Core recovery for these holes averaged 77% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 80% of the intersected widths in the holes. Drill hole spacing was on 40 metre sections.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g. charge. As part of the Company’s QA/QC procedures, internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Namoya project is contained in the technical report of SENET dated March 3, 2011 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under supervision of Daniel K. Bansah who is a Member and a Chartered Professional of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, Banro is constructing “Phase 1” of its flagship Twangiza project.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and"inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling results, estimates and/or assumptions in respect of future gold production, revenue, cash flow and costs, estimated project economics, mineral resource estimates, potential mineralization, potential mineral resources, potential mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced);there is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading"Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman and CEO, United Kingdom, Tel: +44 1959 575 039; Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Canada, or Tomas Sipos, Vice President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.